

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
9000 Burma Road, Suite 104
Palm Beach Gardens, FL 33403

> **Re: Ballroom Dance Fitness, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-167249**

Dear Mr. Forhan:

We have received your response to our comment letter to you dated August 5, 2010 and have the following additional comments. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

<u>General</u>

1.   We note that on your website, you currently indicate that you are seeking funding in the amount of $600,000-$1 million in the form of a convertible debenture with an option to convert to public stock. Please advise as to how this does not constitute a general solicitation of securities in violation of Section 5 of the Securities Act.

2.   We note your response to our prior comment one. Please revise throughout your filing to clarify, in each instance where you discuss that you need to sell 50% of your shares, that you can produce the DVD and start advertising with 25% funding success.

3.   Please update the body of your prospectus to include financial data from your most recent quarter.

<u>Risk Factors, page 8</u>

<u>General</u>

4.   Please add a risk factor in which you discuss the current state of the economy and the potential effect this may have on your ability to obtain financing and on your ability to sell fitness videos.

5. Please add a risk factor to disclose that the salary that Mr. Sean and Mr. William Forhan will receive out of the offering proceeds and that as the persons in control of the company, they will have the ability to set their own compensation.

We will need to obtain additional financing, page 9

6. We note your statement that at your current state of operations, you will need roughly $50,000 for the next 12 months. Please advise as to the basis for this estimate and disclose your monthly burn rate.

Growth Strategy Objective, page 17

7. Please revise this section to reconcile the numbers. For example, we note that in the second paragraph you disclose that your infomercials will be 28 and 2 minutes and in the fifth paragraph you state that they will be 22 and 2 minutes.

The Marketplace, page 18

8. Please either provide quantifiable and verifiable data to support your belief that the market place for health and fitness DVDs and videos is robust or delete this statement.

9. We note the Nielsen's study that you have cited. Please advise as to the relevance of this statistic, as it appears to indicate merely that people using health clubs are watching more videos.

10. Please delete your reference to the 12-DVD workout program, as it has no affiliation with you.

11. Please delete your reference to Bally's Fitness and the IHRSA report, as it is unclear how an increase in health memberships at fitness clubs would translate into a stronger demand for at-home fitness DVDs. Alternatively, advise.

12. We note your response to our prior comment 10 and reissue. Please revise your "Business" and "MD&A" sections to specifically outline how your plans will change if you raise 25%, 50%, 75%, and 100% of the offering proceeds. For example, we note that your advertising costs would change from $110,000 to $1,325,000. How specifically will the nature of your advertising change based on the amount of proceeds? Will you air more infomercials? Advertise in fitness magazines? Please also provide more detail about the difference in "professional fees." Will your officers and employees receive greater salaries? Be specific.

13.   Please revise here, in your "Use of Proceeds" section, and elsewhere as applicable to provide a specific line item to disclose the amount you will spend annually to comply with your public company reporting requirements.

14.   Please advise as to the basis for your belief that ballroom dancing is "gaining popularity in the US."

Use of Proceeds, page 20

15.   We note that you will spend the majority of the offering proceeds on advertising. Please revise your "Business" and "MD&A" sections of your filing to provide a detailed discussion of your advertising plans and the basis for your cost estimates. Discuss, for example, the cost of airing your infomercials, where, when and how you plan to air these infomercials, and the audience you intend to reach. Disclose all other forms of advertising you intend to use and the estimated cost of each.

16.   We also note your chart showing the breakout of the infomercial and DVD cost. Please revise to provide two separate charts for the costs of the infomercial and the DVD. Please also provide a narrative discussion as to how you arrived at these cost estimates.

Officer Compensation, page 25

17.   Please specify the amount of wages that management will receive and how the amount will change if you raise 25%, 50%, 75% or 100% of the offering proceeds.

Proposed Milestones, page 30

18.   We note that you have an investor website and also a fitness DVD to show to potential investors. Please revise your plan of distribution to discuss how your investor website and the fitness DVDs will be used to sell securities.

19.   Please revise here and throughout your filing to include the cost of the investor DVD, the source of funds, and the timeframe for completing this DVD.

20.   Please revise your plan of distribution to disclose that you plan to target manufacturers that produce fitness clothing, shoes and nutrients or advise.

21.   Please explain how you intend to broadcast on the internet and disclose the price of doing so.

22.   We note that you intend to certify fitness instructors in the Midwest and Northeast. Please discuss how you intend to train these instructors. If you will need additional employees, please provide the estimated cost of their employment and include these

costs in the breakdown of your "Use of Proceeds" chart that appears throughout your filing.

23.   Please discuss how you plan to conduct investor relations campaigns.

24.   Please advise as to what you mean by "strategic Internet partners."

Liquidity and Capital Resources, page 31

25.   We note your statement that at your current state of operations, you will need $500,000 for the next 12 months, which appears to conflict with disclosure elsewhere in your filing. Please reconcile or advise.

Financial Information, page F-1

26.   We understand, from your accountant's report, that he has audited the statement of operations, shareholders' equity and cash flows for the six months ended June 30, 2010 and the year ended December 31, 2009. Your attention is directed to your Statements of Operations and Cash Flows. You have not presented the year ended December 31, 2009 in those statements. Further, you have presented the six month period ended June 30, 2009 as if it had been audited but it is not mentioned in the accountant's report. Unaudited periods should be clearly identified and labeled. Finally, there is no requirement to present financial statements for the three months ended June 30, 2010. Please omit these statements as your presentation is confusing. Please expand and revise your financial statement presentation as appropriate. MD&A should be revised as well to discuss the periods for which financial statements have been presented.

27.   The statement of shareholders' equity should generally show each separate issuance of equity securities. Please revise to comply with ASC 915-215-45-1 or supplementally support any combined issuances by reference to paragraph 45-2 thereunder.

28.   Cumulative amounts from inception are required pursuant to ASC 915-225-45-1 and 915-230-45-1. As all periods have been audited, the auditor's report should make reference to the audited cumulative balances as well. Please revise, accordingly,

Note 6: Loans From Shareholders, page F-12

29.   Your disclosure stating that loans from shareholders at June 30, 2010 and December 31, 2009 amounted to $221 does not appear to reconcile with the amount shown on your balance sheet on page F-3. Please revise for consistency.

Item 15. Recent Sales of Unregistered Securities, page II-1

30.   We note that you issued 8,750 shares of common stock to 35 accredited shareholders in a private placement transaction. We also note that you do not appear to have filed a Form D in connection with this transaction. Please advise.

Subscription Agreement, Exhibit 10.3

31.   Please revise at an appropriate place in the body of your prospectus to summarize the material terms of the subscription agreement. Specifically include, for example, that subscriptions will be sold in increments of 1000 shares.

32.   Please delete representations 3(A), 3(C), and 3(D), as they are not appropriate in public offerings of securities.

33.   Please advise as to why you have include representation 3(I), as it is unclear why you would require an opinion of counsel from security holders before they sell their shares.

34.   Please delete the last sentence in your "Indemnification" section, as it is not appropriate to ask investors in a public offering to indemnify you.

35.   Please delete section 9(D), as choice of law provisions are not permitted in public offerings of securities.

36.   We note the statement that the securities are "subject to restrictions on transferability and resale." Please advise as to the nature of these restrictions.

37.   Please remove the "Purchaser Questionnaire" or advise as to why it is appropriate in a public offering of securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Virginia K. Sourlis *via facsimile* (732) 530-9008